

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 10, 2008

Via U.S. Mail

Mr. John E. Maguire
Chief Financial Officer
CanWest MediaWorks Inc.
31ˢᵗ Floor, CanWest Global Place
201 Postage Ave.,
Winnipeg, Manitoba
Canada R3B 3L7

> **RE:** **CanWest MediaWorks Inc.**
> **Form 20-F for the fiscal year ended August 31, 2007**
> **Filed December 19, 2007**
> **File No. 333-13878**

Dear Mr. Maguire:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director